

October 13, 2020

Richard Qi Li
Chief Executive Officer, Chief Finanical Officer and Director
HH&L Acquisition Co.
Suite 3508, One Exchange Square
8 Connaught Place
Central, Hong Kong

>   **Re: HH&L Acquisition Co.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted September 16, 2020**
>   **CIK 0001824185**

Dear Mr. Li:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors
Our search for a business combination ... may be materially adversely affected by ... protectionist legislation, page 34

1.   You disclose throughout the prospectus that you "intend to focus on healthcare or healthcare-related companies in Asian markets with a focus on the Greater China market, or global healthcare or healthcare-related companies with a meaningful growth thesis in the Greater China or Asian markets." Please provide a new risk factor or revise this risk factor to identify any material risks for foreign entities seeking to operate in China as a result of its currently existing laws and regulations.

<u>After our initial business combination, it is possible that a majority of our directors and officers will live outside the United States... , page 52</u>

2.   You disclose that after your initial business combination, it is possible that a majority of your directors and officers will live outside the United States. However, insofar as your officers and directors currently reside outside the United States, please revise this risk factor accordingly.

 You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joel L. Rubinstein, Esq.